February 1, 2006


By facsimile to (303) 734-0330 and U.S. Mail


Mr. Mark H. McKinnies
Principal Financial and Accounting Officer
ADA-Es, Inc.
8100 SouthPark Way, Unit B
Littleton, CO 80120

Re:	ADA-ES, Inc.
	Registration Statement on Form S-3
	and Pre-effective Amendment 1 to Registration Statement on
Form
S-3
	Filed January 17 and 23, 2006
File No. 333-131085

Dear Mr. McKinnies:

	We reviewed the filings only for omission of the delaying amendment language on the registration statement`s facing page in the initial filing and the disclosures under "Selling Shareholders" and have the comments below. No further review of the registration statement has been or will be made.

	We urge all persons by statute responsible for the registration statement`s adequacy and accuracy to make certain that all information required under the Securities Act has been included.
We
remind you to consider applicable requirements for the preliminary prospectus` distribution.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1. We are not making any determination whether the disclosure, including, for example, cautionary language or the disclosure`s placement, satisfies the sections` requirements if the registration statement states that it:

* Includes forward-looking statements within the meaning of section
27A of the Securities Act and section 21E of the Exchange Act.

* Otherwise makes reference to those provisions.

* Makes reference to the Private Securities Litigation Reform Act of
1995 generally.

Selling Shareholders

2. Identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by each beneficial owner. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov, and revise appropriately. We note the disclosures in footnotes (8), (9), (10), (11), (14), and (16).

3. We note the disclosure that you may add additional shareholders or update or change the information in this section through amendments to the registration statement or the filing of prospectus supplements. To conform to the requirements of Form S-3, information required by Item 507 of Regulation S-K should be complete and accurate for all shares being registered as of the registration statement`s effectiveness. Consistent with our established interpretations, Rule 424 of Regulation C under the Securities Act may be used to add selling shareholders who acquire their shares of common stock after the registration statement`s effectiveness if the prospectus indicates expressly that it contemplates its use by post-effective transferees of the selling shareholders identified in the prospectus. Thus, consider adding disclosure in this section that the term selling shareholders includes the selling shareholders listed in the table and their transferees, pledgees, donees, or their successors. We note the disclosure under "Plan of Distribution."

4. Disclose that ADA-ES will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resell the securities.

5. We note the disclosure under "Plan of Distribution" that if you are notified in writing by a selling shareholder that a selling shareholder has entered into any material arrangement with a broker-dealer for the sale of common stock, you will file a supplement, if required, to this prospectus. Revise to state that you will file a supplement to this prospectus if a selling shareholder enters into a material arrangement with a broker-dealer for sale of the common stock being registered.

Closing

	File a pre-effective amendment to the S-3 in response to the comments. To expedite our review, ADA-ES may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If ADA-ES thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since ADA-ES and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If ADA-ES requests acceleration of the registration statement`s effectiveness, ADA-ES should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve ADA-ES from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

* ADA-ES may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that ADA-ES provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or
Christopher
B. Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long
					     Assistant Director

cc:	Julie A. Herzog, Esq.
	Schuchat, Herzog & Brennan, LLC
	1900 Wazee Street, Suite 300
	Denver, CO 80202



Mr. Mark H. McKinnies
February 1, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE